Statement of Owners' Equity

Motoroso, Inc.
For the year ended December 31, 2017

	2017
Equity	
Opening Balance	(199,232.02)
Common Stock	25.00
Current Year Earnings	(96,557.10)
Total Equity	**(295,764.12)**